Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

February 14, 2013

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2012
Filed December 14, 2012
File No. 001-06227

Dear Ms. Cvrkel:

The following is in response to your additional comment on the January 3, 2013 letter.

Note 16. Commitments and Contingent Liabilities
Redemption of PD LLC Minority Interest, page 81

Comment 10

Staff Comment:

We note your response to our prior comment number 10 in which you indicate that the change in the liability associated with the Herald Value was recognized as a component of other income (expense) in your consolidated statement of operations. Please explain in further detail why you believe it was appropriate to reflect the reduction of this liability in your consolidated statement of operations rather than as an equity transaction consistent with the treatment of the other transactions recognized in connection with the redemption of Herald's interest in PD LLC and DS LLC as further described in Note 16 to your financial statements. We may have further comment upon review of your response.

Response:

Accounting for the redemption of Herald's interest in PD LLC and DS LLC was done in accordance with ASC 480-10-S99 paragraph 15(b). The Herald Value was deemed to be a derivative financial instrument under ASC 815-10-15-83 and initially recorded at its fair value. Subsequent changes in its fair value were recorded in our Consolidated Statement of Operations and Comprehensive Income (Loss) in accordance with ASC 815-10-35-2.

* * * *

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;

•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer